  EXHIBIT 99.1

NXT ENERGY SOLUTIONS ANNOUNCES FIRST QUARTER 2024 RESULTS

CALGARY, AB, May 14, 2024 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) today announced the Company's financial and operating results for the quarter ended March 31, 2024.  All dollar amounts herein are in Canadian Dollars unless otherwise identified.

Financial and Operating Highlights

Key financial and operational highlights during the first quarter of 2024 are summarized below:

•	NXT completed the Turkish SFD® Survey, delivered the final results thereof to its Turkish customers and completed the integration of SFD® data with existing geological and geophysical data;
•	NXT recorded SFD®-related revenues of approximately $0.60 million;
•	NXT and HULOOLQ LTD. (known as “Qamia”), an Abu Dhabi based startup focused on “deep tech” disruptive technologies, entered into a sales agency agreement covering the United Arab Emirates (“UAE”);
•	On March 22, the Company extended its lease on its aircraft for an additional three years as a capital lease. Under the terms of the lease, the Company will own the aircraft at the end of the term;
•	debentures were finalized for a total of US$1.87 million (CDN$2.54 million). US$0.72 million (approximately CDN$0.97 million) of the debentures were received in Q1-24;
•	cash at March 31, 2024 was approximately $0.53 million;
•	net working capital was approximately ($2.64) million at March 31, 2024 versus approximately ($1.86) million at December 31, 2023;
•	a net loss of $1.79 million was recorded for Q1-24, including stock-based compensation expense and amortization expense of approximately $0.49 million;
•	net loss per common share for Q1-24 was $0.02 per share (basic) and $0.02 per share (diluted);
•	cash flow used in operating activities was approximately $0.59 million during Q1-24; and
•	general and administrative expenses increased by approximately $0.16 million or 19% in Q1-24 as compared to Q1-23.

Key financial and operational highlights occurring subsequent to Q1-24 are summarized below:

•	NXT surrendered approximately 3,207 square feet, or approximately 31% of its current office space to its landlord, and extended its lease on the reduced office space until September 30, 2030.

Summary highlights of NXT's first quarter 2024 financial statements (with comparative figures to 2023) are noted below.  All selected and referenced financial information noted below should be read in conjunction with the Company's March 31, 2024 unaudited condensed interim consolidated financial statements, the related Management's Discussion and Analysis ("MD&A").

(All in Canadian $)	Q1-24	Q1-23
Operating results:
SFD®-related revenues	$602,072	$-
SFD®-related costs, net	730,520	301,634
General & administrative expenses	1,021,306	861,354
Amortization	440,564	439,868
Interest and other expenses	196,282	11,791
	(2,388,672)	(1,614,647)
Net loss	(1,786,600)	(1,614,647)

Loss per common share:
Basic	$(0.02)	$(0.02)
Diluted	$(0.02)	$(0.02)

Common shares outstanding as at end of the period	78,121,746	77,599,131
Weighted average of common shares outstanding: Basic & Diluted	78,085,304	76,452,260

Cash provided by (used in):
Operating activities	$(593,766)	$(1,400,019)
Financing activities	741,783	1,604,133
Investing activities	(24,102)	-
Effect of foreign rate changes on cash	6,994	(12)
Net cash inflow (outflow)	130,909	204,102
Cash and cash equivalents, beginning of the period	401,713	263,437
Cash and cash equivalents, end of the period	532,622	467,539
Total cash and short-term investments	532,622	467,539

Net working capital balance	(2,635,446)	(1,174,237)

NXT's first quarter 2024 financial and operating results have been filed in Canada on SEDAR+ at www.sedarplus.ca, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Annual Meeting of Shareholders

NXT wishes to announce that it has rescheduled its annual meeting of shareholders from June 19, 2024 to July 15, 2024.

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About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Michael Baker
Vice President of Finance & CFO	Investor Relations
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 264 7020
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook.  Forward-looking information in this press release includes, but is not limited to, information regarding: Business negotiations, opportunities, discussions, including the timing thereof and business strategies and date of the annual meeting of shareholders.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2023 and MD&A for the three-month period ended March 31, 2024, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (“SEDAR+”) located at www.sedarplus.ca.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled "Non-GAAP Measures” in NXT’s MD&A for the three-month period ended March 31, 2024 which is available under NXT’s profile on SEDAR+ at www.sedarplus.ca, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP, unless otherwise noted.  The MD&A and the unaudited condensed interim consolidated financial statements and notes for the three months ended March 31, 2024, are available in the Investor Relations section of www.nxtenergy.com, or under NXT's SEDAR+ profile at www.sedarplus.ca.

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